FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 30, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	__X__	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES APPROVAL OF CONTROL

TRANSFER; AMENDMENT TO CELLULAR LICENSE AND CHANGE

IN BOARD OF DIRECTORS

NETANYA, Israel, January 30, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that the Israeli Ministry of Communications approved the previously reported transfer of control in IDB Development Corporation Ltd. to corporations controlled by Mr. Elsztain. In addition the Israeli Ministry of Communications amended the Company's cellular license so as to: (1) reduce the percentage that Israeli citizens and residents from among the Company's founding shareholders must hold to at least 5% of the Company's outstanding shares and other means of control and an extension period (subject to certain requirements and ending July 2017) in order for the Company's controlling shareholder to comply with the updated provision; and (2) reduce the percentage of directors that must be appointed by Israeli citizens and residents among the Company's founding shareholders to 10%.

Following the completion of such amendments, the previously reported appointment of Mr. Mauricio Wior as the Company'sVice Chairman and member of the board of directors came into effect and Mr. Ari Bronshtein resigned from his office as member of the Company's board of directors.

For additional details see the Company's annual report for the year ended December 31, 2015, dated March 21, 2016, on Form 20-F, under “Item 3. Key Information – D. Risk Factors - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Our Principle License" and "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" and the Company's current report on Form 6-K dated November 14, 2016 under "Other developments during the third quarter of 2016 and subsequent to the end of the reporting period –Director Nomination".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at September 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 30, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary